Mail Stop 4561

September 19, 2007

Mr. John J. Moran
Executive Vice President,
Chief Financial Officer and Director
Nexity Financial Corporation
3500 Blue Lake Drive, Suite 330
Birmingham, Alabama 35243

      RE: Nexity Financial Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Form 10-K/A and Form 10-Q/A filed September 17, 2007
               File No. 000-51273

Dear Mr. Moran:

We have reviewed your supplemental response letter dated September 11, 2007 and related filings, and have the following comment.

Nexity Financial Corporation
Form 10-K/A filed September 17, 2007

Report of Independent Registered Public Accounting Firm, page 49

1.   Please amend your filing to include a reissued audit report from Mauldin & Jenkins on your December 31, 2006 financial statements. The audit report should be dual-dated to reflect the original date of the report and the date the restated statements of cash flows and related footnotes were audited. In addition, update the related consent of independent registered public accounting firm accordingly. Refer to SAS No.1, Section 530, paragraph .07.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant